Exhibit 21.1

Subsidiaries of the Company

The following list identifies the subsidiaries of the Company:

Subsidiary Name	State of Incorporation
Cody Laboratories, Inc.	Wyoming
Silarx Pharmaceuticals, Inc.	New York
Kremers Urban Pharmaceuticals, Inc.	Indiana